Exhibit 99.2

SIGMA LITHIUM ANNOUNCES RESCHEDULED Q4-2021 FINANCIAL RESULTS CONFERENCE CALL DETAILS

INVESTOR VIDEO CONFERENCE CALL

April 11, 2022 at 11 AM (EST)

Zoom video call link below:

https://us06web.zoom.us/webinar/register/WN_EcuVNqQFT4i7_iIgcLvypQ

Zoom meeting ID: 899 8003 0030

Access Code: 001021

Join by phone using the following dial in: North America: +1 646 558 8656, UK: +44 203 481 5237, Brazil: +55 11 4680 6788

VANCOUVER, CANADA -- (April 6th, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML) dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, announces that it has rescheduled is fourth quarter financial results conference call for 11:00 a.m. EST on April 11, 2022, where the Company’s senior management team will give prepared remarks followed by a question-and-answer session.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma Lithium has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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